                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 3)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Liberty Livewire Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                    530709104
                                 (CUSIP Numbers)


                             Charles Y. Tanabe, Esq.
                    Senior Vice President and General Counsel
                            Liberty Media Corporation
                            9197 South Peoria Street
                            Englewood, Colorado 80112
                                 (720) 875-5400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                  June 9, 2000, June 10, 2000 and July 19, 2000
            (Dates of Events which Require Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]


         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 530709104 (Class A Common Stock of Liberty Livewire Corporation)


           NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     1
           Liberty Media Corporation
           84-1288730


     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a) [ ]

           (b) [X]


     3     SEC USE ONLY


     4     SOURCE OF FUNDS 00


     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]


     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware


       NUMBER OF
        SHARES
     BENEFICIALLY
     OWNED BY EACH             7     SOLE VOTING POWER
      REPORTING                      31,303,710 (1).
       PERSON

                               8     SHARED VOTING POWER
                                     0


                               9     SOLE DISPOSITIVE POWER
                                     31,303,710 (1).


                               10    SHARED DISPOSITIVE POWER
                                     0


     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,303,710 (1)


     12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           87.8% (1)


           TYPE OF REPORTING PERSON
     14
           CO

(1) Reporting Person owns 31,303,710 shares of the Issuer's Class B Common Stock (as defined herein) and no other shares of the capital stock of the Issuer. Each share of the Issuer's Class B Common Stock is convertible, at the option of the holder, into one share of the Issuer's Class A Common Stock (as defined herein). The 31,303,710 shares of the Issuer's Class B Common Stock represents 100% of the outstanding shares of the Class B Common Stock, as of July 19, 2000; these shares also represent approximately 87.8% of the Issuer's currently outstanding equity, which consists of the Issuer's Class A and Class B Common Stock.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 3)

                                  STATEMENT OF

                            LIBERTY MEDIA CORPORATION

        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

    LIBERTY LIVEWIRE CORPORATION (FORMERLY KNOWN AS THE TODD-AO CORPORATION)

ITEM 1.  SECURITY AND ISSUER.

     Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"), is filing this Statement on Schedule 13D/A (this "Statement") with respect to shares (the "Shares") of the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Liberty Livewire Corporation (formerly known as The Todd-AO Corporation), a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 900 N. Seward St., Hollywood, California 92075.


ITEM 2.  IDENTITY AND BACKGROUND.

     The reporting person is Liberty Media Corporation whose principal business address is 9197 South Peoria Street, Englewood, Colorado 80112.

     Prior to March 9, 1999, Liberty was controlled by Tele-Communications, Inc., a Delaware corporation ("TCI"). As a result of the consummation on March 9, 1999 of the merger (the "AT&T Merger") of a wholly owned subsidiary of AT&T Corp., a New York corporation ("AT&T"), with and into TCI: (i) TCI became a wholly owned subsidiary of AT&T; (ii) the businesses and assets of the Liberty Media Group and TCI Ventures Group of TCI were combined; and (iii) the holders of TCI's Liberty Media Group common stock and TCI Ventures Group common stock received in exchange for their shares a new class of common stock of AT&T intended to reflect the economic performance of AT&T's "Liberty Media Group." AT&T's "Liberty Media Group" consists of the assets and businesses of TCI's Liberty Media Group and its TCI Ventures Group prior to the AT&T Merger, except for certain assets that were transferred to TCI's "TCI Group" in connection with the AT&T Merger, the "AT&T Wireless Group" consists of the assets of the wireless operations of AT&T, and the "AT&T Common Stock Group" consists of all of the other assets and businesses of AT&T. AT&T's principal business address is 32 Avenue of the Americas, New York, New York 10013. AT&T is principally engaged in the business of providing voice, data and video communications services to large and small businesses, consumers and government entities in the United States and internationally.

     On March 10, 2000, in connection with certain restructuring transactions, TCI was converted into a Delaware limited liability company, of which AT&T is the sole member, and renamed AT&T Broadband, LLC ("AT&T Broadband"). AT&T Broadband's principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. AT&T Broadband is principally engaged through its subsidiaries and affiliates in the acquisition, development and operation of cable television systems throughout the United States.

     The Board of Directors and management of the Reporting Person manage the business and affairs of the Reporting Person including, but not limited to, making determinations regarding the disposition and voting of the Shares. Although Liberty is a wholly owned subsidiary of AT&T, a majority of Liberty's Board of Directors consists of individuals designated by TCI prior to the AT&T Merger. If these individuals or their designated successors cease to constitute a majority of Liberty's Board of Directors, Liberty will transfer all of its assets and businesses to a new entity. Although this new entity would be owned substantially by AT&T, it would continue to be managed (including with respect to the voting and disposition of the Shares) by management of Liberty prior to such transfer of assets.

     As a result, the Reporting Person, acting through its Board of Directors and management, will have the power to determine how the Shares will be voted and, subject to the limitations of the Delaware General Corporation Law, will have the power to dispose of the Shares, and thus is considered the beneficial owner of the Shares for purposes of Section 13(d) of the Act.

     The Liberty Media Group, principally through the Reporting Person, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications, and (v) investments in wireless domestic telephony and other technology ventures.

     Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

     To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of Liberty) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Schedule 2 attached to this Statement contains the following information, which has been provided to the Reporting Person by AT&T, concerning each director, executive officer or controlling person of AT&T: (i) name and residence or business address, (ii) principal occupation or employment, and
(iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 2 is incorporated herein by reference.

     Based upon information provided to the Reporting Person by AT&T, (i) to the knowledge of AT&T, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen, (ii) during the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (iii) during the last five years, neither AT&T nor any of the
Schedule 2 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The foregoing summary of the terms of the AT&T Merger is qualified in its entirety by reference to the text of the Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998 (the "TCI Merger Agreement"), among AT&T, Italy Merger Corp. and TCI, a copy of which has been incorporated by reference as Exhibit 7(c) to this Statement, and to the text of the AT&T/TCI Proxy Statement/Prospectus (the "TCI Proxy Statement"), a copy of which has been incorporated by reference as Exhibit 7(d) to this Statement.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

     On June 9, 2000, AT&T issued of 5,422,450 shares of Class A Liberty Media Group Common Stock, par value $1.00 per share ("Class A Liberty Stock"), after taking into account a 2-for-1 stock split effected on the Class A Liberty Stock on June 9, 2000, in order to acquire 6,506,940 shares of the Issuer's Class B Common Stock (as defined below); AT&T then contributed such shares to Liberty.

     In addition, on June 9, 2000, Liberty acquired an additional 16,614,952 shares of the Issuer's Class B Common Stock in exchange for the contribution by Liberty to the Issuer of 100% of the outstanding common stock of Four Media Company ("Four Media").

     In a separate transaction that closed on July 19, 2000, Liberty SEG Acquisition Sub, LLC ("Liberty Sub"), a limited liability company of which Liberty was the sole member, acquired the post-production, content and sound editorial businesses of SounDelux Entertainment Group of Delaware, Inc. ("Soundelux"), for $90 million in cash. Immediately following this closing, Liberty contributed 100% of its ownership interests in Liberty Sub to the Issuer in exchange for 8,181,818 shares of the Issuer's Class B Common Stock pursuant to the Post-Merger Business Combinations Agreement (as defined below), as amended by Amendment No. 1 to the Post-Merger Business Combinations Agreement (as defined below).

ITEM 4.  PURPOSE OF TRANSACTION.

     On June 9, 2000, the Issuer reclassified (the "Reclassification") each share of its old Class A Common Stock ("Old Class A Common Stock") and its old Class B Common Stock ("Old Class B Common Stock") into (i) 0.4 of a share of Class A Common Stock and (ii) 0.6 of a share of new Class B Common Stock ("Class B Common Stock"). Each share of Class B Common Stock entitles its holder to ten votes, whereas each share of Class A Common Stock entitles its holder to only one vote.

     Also on June 9, 2000, immediately after the Reclassification, B-Group Merger Corp. ("Merger Sub"), a Delaware corporation and a wholly owned subsidiary of AT&T, merged (the "Merger") with and into the Issuer, with the Issuer as the surviving corporation of the Merger, pursuant to (a) the Agreement and Plan of Merger, dated as of December 10, 1999, (the "Original Merger Agreement"), among AT&T, the Reporting Person, the Issuer and Merger Sub, which was filed as Exhibit 7(c) to the Schedule 13D filed by the Reporting Person on January 20, 2000 relating to the Old Class A Common Stock (the "First Schedule 13D") and (b) Amendment No. 1 ("Amendment No. 1" and, together with the Original Merger Agreement, the "Merger Agreement") to the Original Merger Agreement, dated as of March 6, 2000, among AT&T, the Reporting Person, the Issuer and Merger Sub, which was filed as Exhibit 7(a) to the Schedule 13D/A filed by the Reporting Person on June 7, 2000 (the "Second Schedule 13D"). In connection with the Merger, the Issuer changed its name (the "Name Change") to "Liberty Livewire Corporation" and adopted (i) a new certificate of incorporation (the "New Charter"), the form of which was filed as Exhibit 7(b) to the Second Schedule 13D, and (ii) new bylaws ("New Bylaws"), the form of which was filed as Exhibit 7(g) to the First Schedule 13D.

     Pursuant to the Merger Agreement, AT&T exchanged shares of Class A Liberty Stock for shares of the Issuer's Class B Common Stock, which constituted a controlling interest (the "Controlling Interest") in the Issuer. Immediately after the consummation of the Merger, AT&T contributed (the "Equity Contribution") the Controlling Interest to the Reporting Person.

     As a result of the Reclassification, the Merger, the Name Change and the Equity Contribution (collectively, the "Transactions"), the Reporting Person acquired 6,506,940 shares of the Issuer's Class B Common Stock, which is convertible into shares of Class A Common Stock on a one-to-one basis pursuant to the New Charter.

     Also on June 9, 2000, pursuant to an Agreement, dated as of February 11, 2000 (the "Post-Merger Business Combinations Agreement") between the Reporting Person and the Issuer, which was filed as Exhibit 7(c) to the Second Schedule 13D, the Reporting Person acquired an additional 16,614,952 shares of the Issuer's Class B Common Stock in exchange for the contribution by Liberty to the Issuer of 100% of the outstanding common stock of Four Media Company (the "Post-Merger Business Combination").

     On July 19, 2000, pursuant to Amendment No. 1 to the Post-Merger Business Combination Agreement, dated as of July 19, 2000 ("Amendment No. 1 to the Post-Merger Business Combinations Agreement"), between the Reporting Person and the Issuer, the Reporting Person acquired an additional 8,181,818 shares of the Issuer's Class B Common Stock in exchange for the contribution by the Reporting Person to the Issuer of 100% of the Reporting Person's ownership interests in Liberty Sub (the "Soundelux

Contribution"). Amendment No. 1 to the Post-Merger Business Combinations Agreement is attached as Exhibit 7(b) hereto.

     In connection with the Merger, the members of the Issuer's board of directors (the "Board") other than Salah Hassanein and Sydney Pollack, resigned and new directors were appointed. The new directors are: Robert R. Bennett; John
C. Malone; Gary S. Howard; David P. Beddow; Larry E. Romrell and Robert T. Walston. In addition, the following persons were appointed as new officers of the Issuer: David Beddow (Chief Executive Officer); Robert T. Walston (President & Chief Operating Officer); Jeffrey Marcketta (Executive Vice President & Chief Financial Officer); Marcus O. Evans (Executive Vice President, General Counsel and Secretary) and Christopher Phillips (Vice President and Controller). All other officers of the Issuer not replaced as stated above remained in their positions. Judi Sanzo and Coburn Haskell remained as Vice Presidents of the Issuer.

     Liberty believes the Transactions, combined with its acquisitions of 100% of Four Media's Common Stock, the Post-Merger Business Combination, its acquisition of the post-production, content and sound editorial businesses of Soundelux and the Soundelux and the Soundelux Contribution, will assist in the Liberty Media Group's strategy to consolidate a group of companies that provide a wide range of post-production and distribution services to television producers, motion picture studios, cable and broadcast networks and advertising agencies. Liberty believes that the Liberty Media Group's capital, expertise and reputation in the media industry will strengthen such companies' consolidated product offerings and marketing efforts and assist the Liberty Media Group and the acquired companies in implementing their global strategy.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     As a result of the Transactions, the Post-Merger Business Combination and the Soundelux Contribution, the Reporting Person owns 31,303,710 shares of the Issuer's Class B Common Stock, which represents (i) 100% of the Issuer's currently outstanding shares of Class B Common Stock and (ii) approximately 87.8% of the Issuer's currently outstanding equity, as reported by the Issuer to the Reporting Person. Because each share of Class A Common Stock entitles its holder to one vote per share and each share of Class B Common Stock entitles its holder to ten votes per share, the Reporting Person has acquired approximately 98.6% of the voting power in the Issuer. The Reporting Person has sole power to vote these shares and the sole power to dispose or to direct the disposition of such shares.

     To the best knowledge of the Reporting Person, none of the persons listed in Schedule 1 or Schedule 2 has any interest in any securities of the Issuer.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Merger Agreement, on June 10, 2000, the Issuer and the Reporting Person entered into a convertible debt facility agreement (the "Credit Agreement"). The Credit Agreement provides for aggregate credit commitments of $125 million, drawable at the Issuer's option in whole or in part at any time during the 2-year period following the closing date of the Merger and maturing on the fifth anniversary of the closing date of the Merger. The loans under the Credit Agreement, which will be provided by the Reporting Person or by other persons designated by the Reporting Person (and consented to by the Issuer), will be unsecured senior subordinated obligations, ranking junior to the Issuer's current bank credit facility. The convertible loans will bear interest at 4.00% per annum, payable quarterly in arrears in cash, and will be convertible at the option of the holder into shares of the Issuer's Class B Common Stock, at a conversion price of $13.00 per share, subject to customary adjustments.

     The First Schedule 13D was supplemented and amended by Second Schedule 13D, which in turn is being supplemented and amended by this Amendment No. 3. The information provided in this Amendment No. 3 is only as of July 19, 2000, the date of the Soundelux Contribution. This Amendment No. 3 does not report any material additional information or substantive change in the information previously reported, other than (i) the consummation of the Transactions, (ii) the consummation of the Post-Merger Business Combination, (iii) the execution of Amendment No. 1 to the Post-Merger Business Combinations Agreement, (iv) the execution of the Credit Agreement and (v) the consummation of the Soundelux Contribution.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     Item 7 of this Schedule 13D/A hereby reads as follows:

    EXHIBIT NO.       EXHIBIT
    -----------       -------
      7(a)            Credit Agreement.

      7(b)            Amendment No. 1 to the Post-Merger Business Combinations Agreement.

      7(c)            TCI Merger Agreement (incorporated by reference to AT&T's Form 8-K filed with the Commission on July 6, 1998).

      7(d)            TCI Proxy Statement (incorporated by reference to AT&T's Schedule 14A (No. 333-70279), filed with the
                      Commission on January 8, 1999.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2000.


                                                  LIBERTY MEDIA CORPORATION



                                                  By: /s/ Vivian J. Carr
                                                       Name:    Vivian J. Carr
                                                       Title:   Vice President

                                  EXHIBIT INDEX

   Exhibit No.     Exhibit
   -----------     -------
     7(a)          Credit Agreement
     7(b)          Amendment No. 1 to the Post-Merger Business Combinations Agreement.

     7(c)          TCI Merger Agreement (incorporated by reference to AT&T's Form 8-K filed with the Commission on
                   July 6, 1998).

     7(d)          TCI Proxy Statement (incorporated by reference to AT&T's Schedule 14A (No. 333-70279), filed with the
                   Commission on January 8, 1999.

                                   SCHEDULE 1



                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                            LIBERTY MEDIA CORPORATION



     The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty") are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.


Name                                 Title
----                                 -----
John C. Malone                       Chairman of the Board and Director of Liberty; Director of AT&T Corp.

Robert R. Bennett                    President, Chief Executive Officer and Director of Liberty

Gary S. Howard                       Executive Vice President, Chief Operating Officer and Director of Liberty

Paul A. Gould                        Director of Liberty; Managing Director of Allen & Company Incorporated

Harold R. Handler                    Director of Liberty; Of Counsel with Simpson Thacher & Bartlett

Jerome H. Kern                       Director of Liberty; Chairman of the Board and Chief Executive Officer of
                                     On Command Corporation

Frank J. Macchiarola                 Director of Liberty; President of Saint Francis College

Michael T. Ricks                     Director of Liberty; Finance Executive, Retired, of MediaOne Group, Inc.

Larry E. Romrell                     Director of Liberty; Consultant to AT&T Broadband, LLC (f/k/a
                                     Tele-Communications, Inc.)

David B. Koff                        Senior Vice President and Assistant Secretary of Liberty

Charles Y. Tanabe                    Senior Vice President, General Counsel and Assistant Secretary of Liberty

Name                                 Title
----                                 -----
Carl E. Vogel                        Senior Vice President of Liberty

Peter Zolintakis                     Senior Vice President of Liberty

Vivian J. Carr                       Vice President and Secretary of Liberty

David J.A. Flowers                   Vice President and Treasurer of Liberty

Kathryn Scherff                      Vice President and Controller of Liberty

                                   SCHEDULE 2



                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                   AT&T CORP.


     The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this Schedule 2 are United States citizens.


Name                                Title
----                                -----
C. Michael Armstrong                Chairman of the Board, Chief Executive Officer and Director

Kenneth T. Derr                     Director; Chairman of the Board, Retired, of Chevron Corporation

M. Kathryn Eickhoff                 Director; President of Eickhoff Economics Incorporated

Walter Y. Elisha                    Director; Chairman of the Board and Chief Executive Officer, Retired, of Springs
                                    Industries, Inc.

George M. C. Fisher                 Director; Chairman of the Board and Chief Executive Officer of Eastman Kodak
                                    Company

Donald V. Fites                     Director; Chairman of the Board, Retired, of Caterpillar, Inc.

Amos B. Hostetter, Jr.              Director; Chairman of the Board of Pilot House Associates

Ralph S. Larsen                     Director; Chairman of the Board and Chief Executive Officer of Johnson & Johnson

John C. Malone                      Director; Chairman of the Board of Liberty Media Corporation

Donald F. McHenry                   Director; President of The IRC Group LLC

Michael I. Sovern                   Director; President Emeritus and Chancellor Kent Professor of Law at Columbia
                                    University

Sanford I. Weill                    Director; Chairman and Co-CEO of Citigroup Inc.

John D. Zeglis                      President of AT&T Corp.; Chief Executive Officer of AT&T Wireless Group and
                                    Director

Name                                Title
----                                -----

James W. Cicconi                    Executive Vice President-Law & Government Affairs and General Counsel

Nicholas S. Cyprus                  Vice President and Controller

Mirian M. Graddick                  Executive Vice President, Human Resources

Frank Ianna                         Executive Vice President and President, AT&T Network Services

Richard J. Martin                   Executive Vice President, Public Relations and Employee Communication

David C. Nagel                      President of, AT&T Labs; Chief Technology Officer

Charles H. Noski                    Senior Executive Vice President and Chief Financial Officer

John C. Petrillo                    Executive Vice President, Corporate Strategy and Business Development

Richard R. Roscitt                  Executive Vice President and President of AT&T Business Services

Daniel E. Somers                    President and CEO of AT&T Broadband